14041570

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DETWILER FENTON WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 HIGH STREET, 28 TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN MARTINO 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

RECEIVED
MAR 03 2014
SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DETWILER FENTON & CO., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 2/27/14

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Detwiler Fenton Wealth Management, Inc.

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Detwiler Fenton Wealth Management, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Detwiler Fenton Wealth Management, Inc. (a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton Wealth Management, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information presented on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2014

Detwiler Fenton Wealth Management, Inc.

Statement of Financial Condition

At December 31, 2013

Assets

Cash and cash equivalents (Note 2)	$ 138,392
Deposit with clearing organization (Note 3)	75,000
Commissions receivable	2,450
Prepaid expenses	20,528
Due from Affiliates (Note 5)	2,333
Total assets	$ 238,703

Liabilities and Shareholder's Equity

Liabilities:	
Accrued commissions payable	$ 24,344
Accounts payable and accrued liabilities	28,154
Total liabilities	52,498
Commitments and contingencies (Notes 5, 6, 7 and 8)	
Shareholder's equity (Note 3):	
Common stock, no par value, 10,000, shares authorized; 10,000 shares issued and outstanding	10,000
Paid-in-capital	40,000
Retained earnings	136,205
Total shareholder's equity	186,205
Total liabilities and shareholder's equity	$ 238,703

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Income

Year Ended December 31, 2013

Revenues:	
Commissions	$ 643,220
Private placement fees	52,365
12b-fees	142,864
Other	31,203
Total revenues	869,652
Expenses:	
Compensation and benefits	500,464
General and administrative	125,447
Execution costs	25,016
Management fees paid to Parent (Note 5)	45,000
Total expenses	695,927
Other (income) expense:	
Forgiveness of debt (Note 4)	(115,233)
Income before income taxes	288,958
Income tax expense (Note 4)	115,233
Net income	$ 173,725

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2013

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2012	$ 10,000	$ 40,000	$ 87,480	$ 137,480
Cash dividend paid to Parent - Detwiler Fenton Investment Management LLC	-	-	(125,000)	(125,000)
Net income	-	-	173,725	173,725
Balance at December 31, 2013	$ 10,000	$ 40,000	$ 136,205	$ 186,205

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 173,725
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	(450)
Prepaid expenses	(2,459)
Due from Affiliates	16,955
Accrued commission payable	18,838
Accounts payable and accrued liabilities	(2,607)
Net cash provided by operating activities	204,002
Cash flows from financing activities:	
Cash dividend paid to Parent	(125,000)
Net cash used in financing activities	(125,000)
Net increase in cash and cash equivalents	79,002
Cash and cash equivalents at beginning of year	59,390
Cash and cash equivalents at end of year	$ 138,392
Supplemental disclosure of cash flow information:	
Cash payments for income taxes	$ -
Cash payments for interest expense	$ 135
Supplemental disclosure of non-cash financing activities:	
Forgiveness of debt	$ 115,233

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2013

1. ORGANIZATION

Description of Business - Detwiler Fenton Wealth Management, Inc. (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC ("DFIM" or its "Parent"). DFIM is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"); a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash Equivalents - Cash equivalents include financial instruments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits which from time to time can be in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Revenue Recognition - Commission revenues and related execution costs are recorded on a trade-date basis as securities transactions occur.

Due to/from Affiliates - From time to time, the Company may extend (or receive) working capital to (or from) DFIM or affiliates of DFG. Any extensions of working capital are unsecured.

Income Taxes - The Company participates in the filing of the consolidated federal income tax return of DFG and records income tax expense as if computed on a separate return.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Deferred income tax assets, if any, are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. There are no deferred income tax assets at December 31, 2013.

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2010. There are no uncertain tax positions that require accrual or disclosure at December 31, 2013.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2013.

Use of Estimates - The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $5,000 at December 31, 2013. The Company's net capital was $163,296 or $158,296 in excess of its minimum net capital requirement at December 31, 2013. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company is a fully disclosed broker-dealer with NFS. At December 31, 2013, the Company's minimum net capital requirement under the terms of an agreement with NFS is $150,000 and the Company is also required to maintain a clearing deposit of $75,000.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

6. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings, claims, and regulatory compliance examinations which arise in the normal course of its business. Management believes that any resolution of such matters will not have a material adverse effect on the Company's results of operations or financial condition.

8. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2013, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Detwiler Fenton Wealth Management, Inc.

Statement of Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2013

Net Capital	
Total shareholder's equity	$ 186,205
Less non-allowable assets:	
Due from affiliate	(2,333)
Prepaid expenses	(20,528)
Total non-allowable assets	(22,861)
Net capital before haircuts or securities positions	163,344
Less haircut on securities positions	(48)
Net Capital	163,296
Minimum net capital requirement	5,000
Excess Net Capital	$ 158,296
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 52,498
Percentage of aggregate indebtedness to net capital	32%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, PART IIA filing at December 31, 2013.

WOLF
& COMPANY, P.C.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton Wealth Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Detwiler Fenton Wealth Management, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Detwiler Fenton Wealth Management, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2014